

Mail Stop 3030

August 19, 2009

<u>Via U.S. Mail</u>

Mr. G. Edward McClammy
Chief Financial Officer
Varian, Inc.
3120 Hansen Way
Palo Alto, California 94304

> **Re: Varian, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2008**
> **File No. 000-25393**

Dear Mr. McClammy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief